1875 K Street, N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

May 13, 2019

VIA EDGAR

Mr. James E. O’Connor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,051

Dear Mr. O’Connor:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2,051 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of iShares Edge MSCI Multifactor USA Mid-Cap ETF (the “Fund”), a series of the Trust.

The SEC staff (the “Staff”) provided comments to the Trust on April 9, 2019 and April 18, 2019. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Trust’s response, which is applicable to the Fund. Capitalized terms have the meanings assigned in the Fund’s prospectus (the “Prospectus”) unless otherwise defined in this letter.

Comment 1: Please include a completed fee table and cost example with your comment response letter, filed at least two weeks before the unextended effectiveness date.

Response: As requested, the Trust has supplementally provided a completed fee table and cost example at least two weeks prior to the unextended effectiveness date. As discussed with the Staff, the Trust will comply with recently published Staff guidance on responding to comments in submitting its comment response letter.

NEW YORK    WASHINGTON    HOUSTON    PALO    ALTO    PARIS     LONDON    FRANKFURT    BRUSSELS    MILAN    ROME

Securities and Exchange Commission

May 13, 2019

Comment 2: In the Principal Investment Strategies, please define the term “extreme.” Is there a percentage of sector ownership that creates “extreme exposure”?

Response: The Principal Investment Strategies has been updated to include the following disclosure:

The Underlying Index is also constrained in its construction to limit turnover and extreme exposures to particular sectors, countries, component weights or other investment style factors, relative to the Parent Index. For example, on each rebalance date, the sector weights of the Underlying Index will not deviate more than +/-5% from the sector weights of the Parent Index.

Comment 3: The Staff notes that the Underlying Index includes “USA” in its name. Presumably that is the “same country” that is referred to in the Principal Investment Strategies. Please consider substituting “USA” in the interest of clarity.

Response: The requested change has been made.

Comment 4: The Principal Investment Strategies states that: “the Underlying Index may include mid-capitalization companies.” Because the Fund has “Mid-Cap” in the name it must have at least 80% of its net assets invested in mid-capitalization companies. Please provide a definition for mid-capitalization companies and clarify the disclosure to indicate how the Fund will meet the 80% test of Rule 35d-1 under the 1940 Act. The Staff may have additional comments.

Response: The Trust respectfully submits that sufficient disclosure can be found in the Principal Investment Strategies to satisfy Rule 35d-1 under the 1940 Act. The Trust notes that the Principal Investment Strategies states, among other things, that the Fund seeks to track the investment results of the MSCI USA Mid Cap Diversified Multiple-Factor Index. The Trust submits that it will comply with Rule 35d-1 because, as noted in the Principal Investment Strategies, the Fund will generally invest at least 90% of its assets in the component securities of the Underlying Index. The Fund has adopted a non-fundamental investment policy to invest at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in securities of the Underlying Index or in depositary receipts representing securities of the Underlying Index. The Underlying Index consists of securities selected from the Parent Index, which is designed by the Index Provider to represent the mid-capitalization segment of the US market.

The Trust further notes that it removed the above referenced disclosure from the Principal Investment Strategies, and has added the following disclosure to the Principal Investment Strategies:

Mid-capitalization companies, as calculated by the Index Provider, represent the companies between 70%-85% of the available free float-adjusted market capitalization for the U.S.

Comment 5: Instead of referring to “an applicable underlying index” in the Principal Investment Strategies the Staff suggests that the Trust substitute “the Underlying Index” for the sake of clarity.

Securities and Exchange Commission

May 13, 2019

Response: The requested change has been made.

Comment 6: Please state in the Principal Investment Strategies that the Fund will invest at least 80% of its assets in mid-capitalization companies.

Response: Please see the Trust’s response to Comment 4.

Comment 7: With respect to the Fund’s risk disclosure, the Staff believes it would be more beneficial to investor understanding if these risks are reordered based on the level of risk, with the most significant risks to the Fund listed first. The level of risk should be based on a reasonable assessment of both: (i) the amount of loss the Fund may incur as a result of the risk; and (ii) the likelihood of the event giving rise to the risk. We believe that listing risks based on the level of significance will benefit investors by putting them on notice as to which risks they should be most concerned about. Also, placing the most significant risks toward the beginning of the principal risk disclosure increases the likelihood that an investor will read that risk. In particular, mid-capitalization companies risk appears to be particularly significant for the Fund. The Staff notes that the Director of the Division of Investment Management has recently addressed the practice of some funds of listing risk factors in alphabetical order. See: https://www.sec.gov/news/speech/speech-blass-102518.

Response: The Trust has reviewed the risk disclosure and respectfully submits that the current order of the risk factors is appropriate. In response to the Staff’s comment, the Trust has revised the disclosure to add the following to the sections entitled “Fund Overview – Summary of Principal Risks,” “A Further Discussion of Principal Risks” and “A Further Discussion of Other Risks”:

“The order of the below risk factors does not indicate the significance of any particular risk factor.”

Comment 8: In Low Size Risk, please clarify the definition of “low-size” companies. Does the inclusion of this risk indicate that the Fund may be investing more significantly in smaller companies within the range of the mid-capitalization companies included in the Underlying Index? Please disclose the market capitalization range of the companies that the Index Provider classifies as “low size” compared with the market capitalization range of the companies that the index provider classifies as mid-capitalization. Please disclose the limit on the percentage of “low-size” companies that the Fund may invest in and if there is none, please disclose that there is no limit.

Response: As requested, the Low Size Risk disclosure in the summary and statutory portions of the Prospectus has been updated as follows:

Summary Prospectus:

The Underlying Index is designed to select stocks, in part, based on whether they are low size. The stocks of smaller mid-capitalization companies (“low size companies”) may be less stable and more susceptible to adverse developments, and their securities may be more volatile and less liquid, than those on the larger end of the mid-capitalization range or those of large-capitalization companies. The Fund will invest in low size companies to approximately the same extent that the Underlying Index invests in low size companies.

Securities and Exchange Commission

May 13, 2019

Statutory Prospectus:

The Underlying Index is designed to select equity securities from the Parent Index based on certain investment style factors, including low size. Low size companies are those that are on the smaller end of the market capitalization range of securities in the Parent Index. Low size is not a capitalization range similar to large, mid- and small capitalization companies, but rather a factor score determined by a security’s relative position within the market capitalization range of the Parent Index.

Low size companies may be more volatile than those of larger companies, and therefore, the Fund’s share price may be more volatile than those of funds that invest a larger percentage of their assets in stocks issued by larger capitalization companies. Stock prices of low size companies are more vulnerable to adverse business and economic developments. Securities of low size companies may be thinly traded, making it difficult for the Fund to buy and sell them. In addition, lower size companies may be less financially stable than larger, more established companies and may depend on a small number of essential personnel, making these companies more vulnerable to experiencing adverse effects due to the loss of personnel. Smaller size companies also may have less diverse product lines than those of larger capitalization companies and are more susceptible to adverse developments concerning their products.

Comment 9: Please provide the Staff with a “white paper” describing the methodology of the Underlying Index with the Trust’s response letter at least two weeks before the unextended effectiveness date.

Response: As requested, the Trust supplementally provided a “white paper” describing the methodology of the Underlying Index at least two weeks before the unextended effectiveness date.

Comment 10: The Index Risk in the summary section above should describe the rebalancing and reconstitution process, including the frequency thereof, and explain how frequently and when the Underlying Index changes.

Response: The Trust confirms that the Underlying Index is rebalanced semi-annually and has included the following disclosure in the Principal Investment Strategies:

The Underlying Index is rebalanced semi-annually coinciding with the Index Provider’s semi-annual index review.

Comment 11: As commented, the term “low size” needs to be clarified. To what extent, if any, will the Fund invest in companies classified by the Index Provider as small capitalization? If none, please disclose that there is no limit.

Response: Please see the Trust’s Response to Comment 8.

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Securities and Exchange Commission

May 13, 2019

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Deepa Damre

Adithya Attawar

Michael Gung

Samuel Bolam